Exhibit 12.1

CAESARS GROWTH PROPERTIES HOLDINGS, LLC

COMPUTATION OF RATIOS

(In millions, except ratio amounts)

	Three months ended March 31,		Year ended December 31,
Ratio of Earnings to Fixed Charges	2015	2014	2014	2013	2012	2011	2010
Income / (loss) before income taxes	$10.2	$31.3	$(208.8)	$81.5	$121.2	$147.8	$64.1
Fixed charges:
Interest expensed and capitalized	39.9	12.3	152.5	46.6	21.3	38.7	26.2
Amortized premiums, discounts and capitalized expenses related to indebtedness	2.0	6.1	14.7	27.3	31.5	9.1	14.4
Estimate of interest within rental expense	4.1	3.8	16.8	10.6	12.2	12.0	12.9

Total fixed charges	46.0	22.2	184.0	84.5	65.0	59.8	53.5

Amortization of capitalized interest	0.6	0.5	1.2	1.0	1.0	0.9	0.9
Interest capitalized	2.3	3.5	9.2	8.9	1.1	—	—
Income / (loss) before income taxes plus fixed charges plus amortization of capitalized interest less capitalized interest	$54.5	$50.5	$(32.8)	$158.1	$186.1	$208.5	$118.5

Ratio of earnings to fixed charges	1.2	2.3	(0.2)	1.9	2.9	3.5	2.2